EXHIBIT 3.3
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Article IV (Officers), Section 1 (Number) of the Bylaws of the Corporation shall be amended to read as follows:

      SECTION 1. NUMBER. The officers of the Corporation shall be a Chief Executive Officer, a President, a Secretary and a Treasurer, each of whom shall be elected by the Board of Directors. The Board of Directors may elect a Chairman of the Board, one or more Vice Presidents, one or more Assistant Secretaries and Assistant Treasurers and such other officers as the Board of Directors may deem appropriate. Two or more offices may be held by the same person.